Exhibit 21

List of Subsidiaries of

Natural Alternatives International, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Natural Alternatives International Europe S.A.	Switzerland

Custom Nutrition, LLC	Delaware, USA

CellLife Pharmaceuticals International, Inc.	California, USA

Transformative Health Products, Inc.	Delaware, USA